PR13-03-039	March 8, 2013
Contact: Stephanie Hoo, (212) 669-3747	Page(s): 2

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NYC COMPTROLLER JOHN C. LIU, PENSION FUNDS
TO VOTE AGAINST HEWLETT-PACKARD DIRECTORS
Board Members Failed to Safeguard Investors from Company’s Costly Missteps
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NEW YORK, N.Y. — City Comptroller John C. Liu today announced that the New York City Pension Funds will vote against two Hewlett-Packard (NYSE: HPQ) directors because of their failure to protect investors from costly, misguided acquisitions. The vote will take place at the company’s annual shareowner meeting on March 20, 2013.

The directors, John H. Hammergren and G. Kennedy Thompson, are members of the board’s Finance and Investment Committee, which bears primary responsibility for oversight failures that led to HP’s disastrous 2011 acquisition of Autonomy Plc. As the two longest-serving directors, they also bear responsibility for approving HP’s ill-advised acquisitions of EDS and Palm, and for the board’s hasty decision to hire Leo Apotheker, whose short-lived tenure as CEO ended shortly after the Autonomy acquisition that he engineered.

“The Autonomy debacle is the latest and most expensive in a series of ill-advised acquisitions and boardroom fiascos that have destroyed tens of billions of dollars in shareowner value,” Comptroller Liu said.  “While the board now appears to be taking steps to improve oversight, it will be unable to restore investor confidence without swiftly replacing these two directors.”

HP, which paid $11 billion for Autonomy in 2011, wrote off $8.8 billion of its investment in 2012. HP has attributed $5 billion of the write-off to improper accounting at Autonomy that inflated its pre-acquisition revenues and earnings.  HP took additional impairment charges of $9 billion in 2012 in connection with EDS and nearly $1 billion in 2011 that related to Palm.

In approving the Autonomy acquisition, the board and its Finance and Investment Committee ignored the opposition of the company’s own CFO, who believed it cost too much. The Committee also failed to challenge management’s decision to have those responsible for the acquisition’s due diligence report to the strategy group, rather than to the CFO, as is considered best practice. The board also reportedly assumed more revenue growth as a result of the combination than it normally assumes in acquisitions.

HP’s shares are down 61 percent from their 2010 peak.  The company, whose performance is in the bottom quartile of its peers over the past three and five years, was among the worst performers of the S&P 500 in 2012.

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New York City Comptroller John C. Liu serves as the investment advisor to, custodian, and trustee of the New York City Pension Funds. The New York City Pension Funds are composed of the New York City Employees’ Retirement System, Teachers’ Retirement System, New York City Police Pension Fund, New York City Fire Department Pension Fund, and the Board of Education Retirement System. The New York City Pension Funds hold a combined 5,544,018 total shares in Hewlett-Packard for a combined asset value of $115,592,775.30 as of 3/7/2013.

In addition to Comptroller Liu, the New York City Pension Funds’ trustees are:

New York City Employees’ Retirement System: Janice Emery, Mayor’s Representative (Chair); New York City Public Advocate Bill de Blasio; Borough Presidents: Scott Stringer (Manhattan), Helen Marshall (Queens), Marty Markowitz (Brooklyn), James Molinaro (Staten Island), and Ruben Diaz, Jr. (Bronx); Lillian Roberts, Executive Director, District Council 37, AFSCME; John Samuelsen, President Transport Workers Union Local 100; Gregory Floyd, President, International Brotherhood of Teamsters, Local 237.

Teachers’ Retirement System: Janice Emery, Mayor’s Representative; Deputy Chancellor Kathleen Grimm, New York City Department of Education; and Sandra March, Melvyn Aaronson (Chair) and Mona Romain, all of the United Federation of Teachers.

New York City Police Pension Fund: Janice Emery, Mayor’s Representative; New York City Finance Commissioner David Frankel; New York City Police Commissioner Raymond Kelly (Chair); Patrick Lynch, Patrolmen’s Benevolent Association; Michael Palladino, Detectives Endowment Association; Edward D. Mullins, Sergeants Benevolent Association; Louis Turco, Lieutenants Benevolent Association; and, Roy T. Richter, Captains Endowment Association.

New York City Fire Department Pension Fund: Janice Emery, Mayor’s Representative; New York City Fire Commissioner Salvatore Cassano (Chair); New York City Finance Commissioner David Frankel; Stephen Cassidy, President, James Slevin, Vice President, Robert Straub, Treasurer, and John Kelly, Brooklyn Representative and Chair, Uniformed Firefighters Association of Greater New York; John Dunne, Captains’ Rep.; James Lemonda, Chiefs’ Rep., and James J. McGowan, Lieutenants’ Rep., Uniformed Fire Officers Association; and, Sean O’Connor, Marine Engineers Association.

Board of Education Retirement System:  Schools Chancellor Dennis Walcott; Mayoral: Joseph Lewis, Jeanette Moy, Ian Shapiro, Tino Hernandez, Judy Bergtraum, Allison Rogovin, and Milton Williams; Patrick Sullivan (Manhattan BP), Kelvin Diamond (Brooklyn BP), Dmytro Fedkowskyj (Queens BP), Robert Powell (Bronx BP) and Diane Peruggia (Staten Island BP); and employee members Joseph D’Amico of the IUOE Local 891 and Milagros Rodriguez of District Council 37, Local 372.

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